UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

JINGWEI INTERNATIONAL LIMITED

 (Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

47759G 108

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47759G 108

1.	Names of Reporting Persons George Du

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,396,110

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,396,110

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,396,110

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (“Amendment”) amends the Schedule 13D originally filed by Mr. Du (the “Reporting Person”) on May 16, 2007 and amended on January 10, 2012, to reflect transactions on and developments through February 16, 2012, relating to such person’s holding of the securities of Jingwei International Limited (the “Issuer”).  This Amendment is being filed to disclose certain changes to Items 3, 4, 6 and 7 of the Schedule 13D.  Only those Items that are reported in this Amendment are amended and supplemented in the manner indicated, and responses to all other Items remain unchanged.

Item 3.	Source and Amount of Funds and Other Consideration

Item 3 is amended and supplemented by adding the following:

As discussed in Item 4, Mr. Du estimates to pay approximately $2 million pursuant to the Funding Agreement (as defined in Item 4) in connection with the Final Total Funding Amount (as defined in Item 4).

Item 4.	Purpose of Transaction

Item 4 of is amended and supplemented by adding the following:

On February 16, 2012, a special committee of the board of directors of the Issuer recommended, and the Issuer’s board of directors approved, a going private transaction through an amendment to the Issuer’s articles of incorporation to effect a 1-for-20,000 reverse stock split of its common stock.  After the reverse stock split, any shareholder of the Issuer holding less than one share will receive a cash payment of $2.20 for each share held prior to the reverse split.  Immediately following the reverse stock split, the Issuer will file a second amendment to its articles of incorporation to effect a 20,000-for-1 forward stock split.  As a result, shareholders of the Issuer holding 20,000 or more shares of Common Stock at the time of the reverse split will retain their current numbers of shares of common stock without change and not receive cash in the transaction.  The transaction described above is called the “Reverse-Forward Split.”  On February 16, 2012, the Issuer issued a press release announcing this transaction.  A copy of this press release is included as an exhibit to this Amendment.

The funding for the cash payment for the fractional shares in connection with the Reverse-Forward Spit will be provided by Mr. George Du.  Mr. Du has entered into a Funding and Indemnification Agreement with the Issuer (the “Funding Agreement”), pursuant to which he has agreed to fund the amount required to cash out fractional shares of the Issuer as a result of the Reverse-Forward Split.  The amount of such funding obligation to be paid by Mr. Du under the Funding Agreement is called the “Final Total Funding Amount”, which is estimated to be approximately $2 million.

Following the effectiveness of the Reverse-Forward Split, the Issuer will issue to Mr. Du shares of the Issuer’s common stock equal to the Final Total Funding Amount provided by him divided by $2.20 (rounded down to the nearest whole share).

It is expected that shortly after completion of the Reverse-Forward Split, the registration of the Issuer’s common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would be terminated and the common stock would cease to be listed on the Nasdaq Global Market.

Except as stated in response to this Item 4, Mr. Du does not have any other present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of the instructions to Item 4 on Schedule 13D under the Exchange Act.

References to and descriptions of the Funding Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Funding Agreement included as an exhibit to this Amendment, and incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The Funding Agreement described in Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following exhibits:

The Funding Agreement is incorporated herein by reference to the Issuer’s Form SC 13E3 Exhibit 99.D, as filed on February 17, 2012.

The Press Release by the Issuer is incorporated herein by reference to the Issuer’s Form SC 13E3 Exhibit 99.(A)(5)(III), as filed on February 17, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2012	By:	/s/ George

Du
Name: George Du

Title: Chairman and CEO
Jingwei International Limited